Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

and Preferred Stock Dividends and Discount Accretion

(in thousands except ratios)

	For the year ended December 31,
Including Interest on Deposits	2015	2014	2013	2012	2011
Net income before provision for income tax expense	$34,104	$15,340	$14,793	$3,392	$2,614
Add: Fixed charges	2,723	1,922	2,079	1,797	1,316

Net income before fixed charges and provision for income tax expense	$36,827	$17,262	$16,872	$5,189	$3,930

Fixed charges	$2,723	$1,922	$2,079	$1,797	$1,316
Preferred stock dividends and discount accretion	1,174	124	—	—	—

Fixed charges and preferred stock dividends and discount accretion	$3,897	$2,046	$2,079	$1,797	$1,316

Ratio of earnings to fixed charges	13.52	8.98	8.12	2.89	2.99
Ratio of earnings to fixed charges and preferred stock dividends and discount accretion	9.45	8.44	8.12	2.89	2.99

	For the year ended December 31,
Excluding Interest on Deposits	2015	2014	2013	2012	2011
Net income before provision for income tax expense	$34,104	$15,340	$14,793	$3,392	$2,614
Add: Fixed charges	468	465	559	422	104

Net income before fixed charges and provision for income tax expense	$34,572	$15,805	$15,352	$3,814	$2,718

Fixed charges	$468	$465	$559	$422	$104
Preferred stock dividends and discount accretion	1,174	124	—	—	—

Fixed charges and preferred stock dividends and discount accretion	$1,642	$589	$559	$422	$104

Ratio of earnings to fixed charges	73.87	33.99	27.46	9.04	26.13
Ratio of earnings to fixed charges and preferred stock dividends and discount accretion	21.05	26.83	27.46	9.04	26.13